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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

 FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

KISKA METALS CORPORATION

End date of last completed fiscal year:

December 31, 2011

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the end of the issuer’s last completed fiscal year

 (i) 99,253,559

Simple average of the closing price of that class or series as of the last trading day of each

(ii) $0.71 month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)

Market value of class or series

(i) X (ii) =

(A) $70,470,027

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)

(B)
Market value of other securities at end of the last completed fiscal year: (See paragraph 2.7(b) of the Rule) (Provide details of how value was determined)	(C)
(Repeat for each other class or series of securities to which paragraph 2.7(b) of the Rule applies)	(D)
Capitalization for the last completed fiscal year (Add market value of all classes and series of securities) (A) + (B) + (C) + (D) =	$ 70,470,027
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)	$5,125

Late Fee, if applicable (As determined under section 2.5 of the Rule)